December 27, 2013

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Mark P. Shuman, Branch Chief — Legal

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Jiayuan.com International Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)

Filed April 29, 2013

File No. 001-35157

Dear Ms. Jacobs, Mr. Shuman and Ms. Woo:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 11, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 53

1.                                      Management discussed metrics related to mobile users, such as the percentage of mobile users and revenue generated from mobile users, in the 2012 fourth quarter and three 2013 earnings conference calls. We also note that you discuss trends related to mobile usage and the impact that it may have on your financial results, such as gross margin, and other key performance indicators, such as ARPU. Please tell us what consideration you have given to disclosing in your Form 20-F key metrics related to your mobile users and the impact of trends in mobile usage on your financial results. Refer to Item 5 of Form 20-F and Section III.B of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company respectfully advises the Staff that while the Company tracks mobile users due to the increasing popularity of handheld devices, the Company does not treat the mobile platform as a separate segment from its online platform.

The Company views and manages its business as three reportable segments: (i) online services, (ii) events and VIP services and (iii) other services.  The Company views its mobile platform as part of its online platform as mobile users of the Company’s online services can also utilize such online services through other devices such as desktop computers regardless of the payment channel used to pay for the online services.  The Company believes separately disclosing mobile-related metrics implies that the revenue streams from the mobile platform are distinct and unrelated to revenue streams from the non-mobile online platforms, which may lead investors to conclude that the Company views and manages the two platforms as separate and distinct segments.  While the Company believes that the growth of its mobile users is a significant part of its current and future strategies, the Company does not currently believe that separately reporting mobile-related metrics will enable investors to better understand the Company’s results of operations.  In addition, while the Company has occasionally provided certain mobile-related metrics in response to inquiries on the Company’s mobile platform during earnings conference calls, the Company does not actively seek to present such metrics.

With respect to the impact the increase in mobile usage has had on the Company’s financial results, the Company respectfully advises the Staff that the 2012 20-F has disclosed such impact on the Company’s financial results.  As disclosed in the 2012 20-F, the growth in the number of users of the Company’s services that access the Internet through devices other than desktop and laptop computers, including mobile telephones, tablet computers and other handheld computing devices, can affect the Company’s results of operations as the Company’s cost of revenues increases in part due to such users paying for the Company’s services through telecommunication operators.  Payments through telecommunication operators result in an increase in the commissions the Company pays to its WVAS partners since its WVAS partners charge a higher commission compared to online banking and online payment providers.  The 2012 20-F discloses that due to the increase in the percentage of user payments through telecommunications operators in 2012 and the resulting higher commissions charged by the Company’s WVAS partners for such payments, cost of revenues from online services increased in 2012 compared to 2011.  In addition, the 2012 20-F also discloses that the decrease in gross margins in 2012 compared to 2011 was attributable primarily to the increase in the percentage of user payments through telecommunications operators and the resulting higher commissions paid to the Company’s WVAS partners.

2.                                      On page 6 you state that the company’s future growth depends on your ability to attract a larger number of users, convert your users into paying users and retain your paying users. Please tell us what consideration you have given to providing quantitative information regarding the number of total users and conversion rates of users to paying customers for each period presented.

In response to the Staff’s comments, the Company proposes to include the following disclosure with respect to the rate at which active user accounts become paying user accounts under “Item 4. B. Information on the Company — Business overview — User Base” and “Item 5. A. Operating Results — Factors Affecting Our Results of Operations” in its future Form 20-F filings in order to provide investors with quantitative information on the conversion rates of active user accounts to paying user accounts.

The average percentage of monthly active user accounts that were paying user accounts in [period] was approximately [percentage]%, compared to [percentage]% over the corresponding period in the prior year.

The Company respectfully submits that disclosure on the rate at which active user accounts convert into paying user accounts is more meaningful than the rate at which registered user accounts convert to paying user accounts as a registered user account is an account where a registered user has completed the registration process.  An active user account, on the other hand, is an account where a registered user has logged-in to one of the Company’s platforms at least once within a calendar month in the case of a user account registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of a user account newly registered in the calendar month, and thus represents a more significant potential source of revenue.

Exhibit 15.2

3.                                      The consent of the Zhong Lun Law Firm filed as Exhibit 15.2 does not consent to the incorporation of the summary of the firm’s opinion and the use of the firm name in the Form S-8 (333-184079) filed on September 25, 2012 and the Form S-8 (333-177877) filed on November 10, 2011. Please advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will include a revised consent of the Zhong Lun Law firm consenting to the incorporation of the summary of the firm’s opinion and the use of the firm name in the Form S-8 (333-184079) filed on September 25, 2012 and the Form S-8 (333-177877) filed on November 10, 2011 as an exhibit to a Form 6-K in the form attached hereto as Exhibit A.

*            *            *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please do not hesitate to contact myself or the Company’s U.S. counsel, David S. Wang, Esq., of Paul Hastings LLP, at +86 21 6103 2909.

Very truly yours,

/s/ Shang-Hsiu Koo
By: Shang-Hsiu Koo
Title: Chief Financial Officer

cc:	Linguang Wu, Chief Executive Officer
David S. Wang, Esq., Paul Hastings LLP
Tim Y. Sung, Esq., Paul Hastings LLP
Brenda Tam, PricewaterhouseCoopers Zhong Tian LLP

Exhibit A

Jiayuan.com International Ltd.

Room 1005, Changxin Building

No. 39 Anding Road

Chaoyang District, Beijing 100029

People’s Republic of China

Ladies and Gentlemen:

We hereby consent to the use of our name and the summary of our opinion under the captions “Risk Factors” and “Organizational Structure” in Jiayuan.com International Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011 and the Annual Report on Form 20-F for the year ended December 31, 2012, which were filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2012 and on April 29, 2013, respectively (collectively, the “Annual Reports”), and further consent to the incorporation by reference of such information into the Registration Statement on Form S-8 (file number 333-177877) and the Registration Statement on Form S-8 (file number 333-184079) of Jiayuan.com International Ltd. filed with the SEC on November 10, 2011 and on September 25, 2012, respectively. We also consent to the filing with the SEC of this consent letter as an exhibit to the foregoing report on Form 6-K filed on                              .

In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

Zhong Lun Law Firm